Exhibit 12.1

Flowers Foods, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year Ended
	12/31/2011	1/1/2011	1/2/2010	1/3/2009	12/29/2007
Fixed Charges:
Interest Expense	$10,172	$8,164	$11,587	$6,137	$3,450
Interest Portion of Rent Expense (1)	23,399	20,953	19,569	18,480	17,920

Total Fixed Charges	$33,571	$29,117	$31,156	$24,617	$21,370

Earnings:
Income Before Income Taxes	$191,966	$210,380	$207,759	$190,051	$153,085
Plus: Fixed Charges (2)	33,751	29,117	31,156	24,617	21,370

Earnings Available to Cover Fixed Charges	$225,537	$239,497	$238,915	$214,668	$174,455

Ratio of Earnings to Fixed Charges	6.7x	8.2x	7.7x	8.7x	8.2x

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.

(2)	Fixed charges represents gross interest expense plus the interest portion of rent expense.